SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

October 1, 2010

BP PLEDGES COLLATERAL FOR GULF OF MEXICO
OIL SPILL TRUST

BP announced today that it has pledged certain Gulf of Mexico assets as collateral for the $20 billion Deepwater Horizon Oil Spill Trust which was set up to pay legitimate claims arising from the April 20 incident.

The pledged collateral consists of an overriding royalty interest in oil and gas production of BP's Thunder Horse, Atlantis, Mad Dog, Great White and Mars, Ursa and Na Kika oil and gas assets in the Gulf of Mexico.

"The pledging of these assets underscores our commitments to the Trust which we set up to pay all legitimate claims arising from the tragedy," said Lamar McKay, Chairman and President of BP America Inc. and BP's Gulf Coast Restoration Organization.

Since the Macondo well was finally confirmed sealed on September 19, BP has been completing the process of plugging and abandoning the well. This includes removing portions of the casing and setting cement plugs.

BP has also started the process of dismantling and recovering containment equipment and decontaminating the vessels that were in position at the wellsite. The cost of the response to September 29 amounts to approximately $11.2 billion, including the cost of the spill response, containment, relief well drilling, static kill and cementing, grants to the Gulf states, claims paid and federal costs.

On August 23 processing of claims from individuals and businesses related to the Deepwater Horizon incident transferred to the Gulf Coast Claims Facility (GCCF). To date, over 86,000 claimants have submitted claims to the GCCF, with over 44,000 claims totalling over $806 million being paid, including a $34.5 million fund for real estate brokers and agents. Prior to the transfer to the GCCF, BP had made 127,000 claims payments, totalling approximately $399 million.

Notes to editors

BP has created a wholly-owned company called Verano Collateral Holdings LLC which will hold the overriding royalty interest in the Gulf of Mexico production. This royalty interest is capped at US$1.25bn per quarter and US$17bn in total. Verano will pledge the overriding royalty interest to the Trust as collateral for BP's remaining contribution obligations to the Trust.  There will be no change in operatorship or the marketing of the production from the assets and there will be no effect on the other partners' interest in the assets. For financial reporting purposes, Verano will be a consolidated entity of BP.

BP made a commitment on June 16, 2010 to establish the Trust and set aside assets. In accordance with the governing Trust Agreement, BP has already contributed $3 billion to the Trust and will make additional contributions of $2 billion in the fourth quarter of 2010 and $1.25 billion quarterly thereafter through to the end of 2013.

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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 October, 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary